

Mail Stop 4631

February 12, 2010

via U.S. mail and facsimile

Ingrid Jackel, CEO
Physicians Formula Holdings, Inc.
1055 West 8th Street
Azusa, California 91702

> **RE: Physicians Formula Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009, and September 30, 2009**
> **File No. 1-33142**

Dear Ms. Jackel:

We have reviewed your response letter dated January 22, 2010, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies and Estimates, page 25

Goodwill and Other Intangible Assets, page 26

1. We note that you are testing all of your long-lived assets, including your definite-lived intangible assets, for impairment at the entity level. Paragraph 11 of SFAS 144 (ASC 360-10-35-24) notes that grouping all assets and liabilities at the entity level for purposes of testing long-lived assets for impairment should occur in limited circumstances. As such, please provide us with a detailed explanation as to how management determined the entity level is the lowest level for which identifiable cash

flows are largely independent of the cash flows of other assets and liabilities. Please also refer to the guidance provided in paragraphs B44-B46 of SFAS 144 for additional guidance. In addition, we note your reference to how you manage your business and the identification of your reportable segments and reporting units as part of your consideration for the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. It is unclear to us how the management of your business and the identification of your reportable segments and reporting units is relevant to the determination of your asset groups for impairment testing, as the concepts for managing your business and the corresponding disclosures in accordance with SFAS 133 (ASC 280) differs from the purpose of the recoverability analysis in SFAS 144 (ASC 360-10).

2. We note the disclosure you intend to provide in future filings regarding your assessment of the remaining useful life of the distributor relationship intangible asset in response to comment 6 in our letter dated December 22, 2009. Specifically, you note that the loss of one of your largest retailer customers was offset by the growth in sales to your existing customers since 2003. Please provide us with a more detailed explanation as to how size of the sales to your retail customers impacts the determination of the useful life of the distributor relationship intangible asset. In this regard, we note your disclosure on page 26 of your 2008 Form 10-K, which states you estimate the useful life of distributor relationships on historical attrition. We assume that a historical attrition rate is based on the length of the relationship with each of your distributors. Please also provide us with the disclosures you intend to include in future filings.

3. We note the disclosures you intend to include in future filings in response to comments 5 and 7 in our letter dated December 22, 2009, for your distributor relationship intangible asset. Please further revise this disclosure to provide investors with more company-specific disclosures rather than general disclosures that could relate to other companies. For example, in addition to stating that there are inherent uncertainties in the assumptions used to estimate the sum of the projected undiscounted cash flows of the asset group, please disclose the more critical assumptions for which the assumptions materially differ from your historical results. In addition, please expand upon the events, transaction, etc. that are possible of occurring and could lead to a material deviation from the expected outcomes used in estimating the sum of the projected undiscounted cash flows. Please also provide more company-specific disclosures regarding the events, transactions, etc. that could cause net sales and other estimated factors to fall below the forecasted levels that could lead to additional impairment charges for your trade names. Please provide us with the disclosures you intend to include in future filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief